Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following newsletter was posted to AMR Corporation’s intranet on March 20, 2013.

New American Arriving Arrivals def. Creating a Premier Global Carrier March 6, 2013 Issue 3 Merger Takes the Stage in New York Conference The American Airlines-US Airways merger was the talk of the Street on Monday at the annual JP Morgan Aviation, Transportation and Defense Conference, where US CEO Doug Parker was invited as keynote speaker. The conference provides the investment community with an opportunity to gain insight into a select group of companies in the aviation industry and other industries. On stage in front of industry leaders and experts, Doug discussed the numerous benefits of a merger for the millions of people affected by the airline business, from employees to passengers to communities throughout the world. Audio playback of Doug’s presentation, “Creating A Premier Global Carrier,” can be found on usairways. com (Company info >> Investor relations >> Webcasts). “We now have a network that is as strong as Delta and United, so we can pay people the same as Delta and United pay. And that is what this plan calls for. That’s why we got the support of the employees on both sides, because they know that a strong airline is good for employees, and they wanted to support the chance to have a stronger airline.” – Doug Parker Union unity Our merger continues to receive support from US Airways’ and American Airlines’ labor unions. Last Thursday, US Airways flight attendants, represented by the Association for Flight Attendants – CWA, voted by an overwhelming margin to ratify a new contract that provides immediate pay increases and opens negotiations with their future colleagues at American Airlines under a merger scenario. At the JP Morgan conference on Monday, Keith Wilson, president of the Allied Pilots Association, said, “We are pleased to be here in support of the new American Airlines and its new management team. The combination of American and US Airways is transformational for the entire industry and beneficial for our respective employees. We are gratified that investors recognize the tremendous value that will be created by putting these two great airlines together.” From left to right, Industry Analysis Chairman, Allied Pilots Association, Dennis Tajer; President, Allied Pilots Association, Keith Wilson; US CEO Doug Parker; President, US Airline Pilots Association, Gary Hummel; US CFO Derek Kerr and Business Intelligence Comittee Chairman, US Airline Pilots Association, John Owens. Ratified and signed! All smiles after the newly ratified agreement was signed by US Airways and Association of Flight Attendants leaders. Send your questions to corporate.communications@usairways.com

Part of your oneworld

The new American Airlines will be a member of the oneworld® Alliance, a partnership that will have exciting advantages for both sides.

How oneworld strengthens us

- Customers will benefit from greater connectivity through **one**world, with more options for travel in places like Latin America, the Caribbean, Asia, Europe and the Middle East.
- As the preferred alliance for premium customers worldwide, **one**world will help the new company capture additional premium customer market share.

How we strengthen oneworld

- The combination will distribute U.S. market share more equally among the **one**world, Star and SkyTeam alliances, promoting more robust global competition.
- **one**world's available seat mile (ASM) share is projected to grow from 26 percent to 34 percent.
- **one**world will have 10 times as many connecting opportunities on the East Coast.



ASM Share
BEFORE
oneworld 26%
Star 45%
SkyTeam 30%
AFTER
oneworld 34%
Star 36%
SkyTeam 30%

A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace.

Partnership perspectives

oneworld and its parent company, International Airlines Group (IAG), are thrilled to have the new American Airlines among their airline partners. Here's what they've been saying about the merger.

"All of our members have been… keen on a bigger, stronger U.S. partner. Clearly this merger accomplishes that. If your partner gets bigger and stronger, that's good for you."
– Bruce Ashby, CEO, **one**world Alliance
(Feb. 20, 2013)

"We would like to pay tribute to the work that Tom Horton and Doug Parker have done to bring about this merger and look forward to working with them in their new roles. Our relationship with the new airline will remain strong as we work together to enhance our trans-Atlantic joint business and the **one**world alliance."
– International Airlines Group
(Feb. 14, 2013)

"I see it, and I've always seen it, as a great opportunity for IAG and for **one**world because, without question, American will be stronger and will be better."
– Willie Walsh, CEO, International Airlines Group
(July 17, 2012)

oneworld member airlines

airberlin • American Airlines • British Airways • Cathay Pacific • Finnair • Iberia • Japan Airlines LAN • Malaysia Airlines • Qantas • Royal Jordanian • S7 Airlines

Send your questions to corporate.communications@usairways.com

2

New places, new faces

The merger will give US Airways customers and employees access to dozens of new destinations around the world. Each week *Arrivals* will spotlight some of these new routes, so you can learn more about the extended reach of our new network.

Shanghai, China (PVG)

The Journey

- Airport: Shanghai Pudong International Airport
- Get There Nonstop From: Chicago (ORD) or Los Angeles (LAX)
- Aircraft: Boeing 777
- In April 2006, American launched its first-ever service to China by inaugurating a daily nonstop Boeing 777 flight between ORD and PVG.
- On Oct. 7, 2010, American Airlines received U.S. Department of Transportation approval to fly between LAX and PVG. The service began in April 2011.
- American also began serving Beijing, China (PEK) from ORD in March 2009.

The Destination

- Official Language: Mandarin
- Population: 23,019,148
- Shanghai, which means "above the sea," sits on the Yangtze River Delta on China's eastern coast, and is roughly equidistant from Beijing and Hong Kong.
- Shanghai is China's largest city and one of the most populated cities in the world.
- Shanghai is the world's biggest containment port.
- Shanghai was featured on the cover of the Jan. 15 *American Way* magazine. Check it out at americanwaymag.com.



Helsinki, Finland (HEL)

The Journey

- Airport: Helsinki-Vantaa Airport
- Get There Nonstop From: ORD
- Aircraft: Boeing 767
- In May 2011, American launched daily, nonstop, seasonal service between ORD and HEL.
- Helsinki was American's first Finnish destination and American's 13th European destination served nonstop from the U.S.
- The route connects American's ORD hub to **one**world partner Finnair's major Nordic hub.

The Destination

- Official Language: Finnish, Swedish
- Population: 592,384
- Helsinki was founded by Sweden's King Gustav Vasa in 1550.
- Helsinki is the capital and largest city of Finland.
- Finnish and Swedish are the official languages of the municipality of Helsinki.
- In the Economist Intelligence Unit's most recent livability ranking survey, assessing the best and worst cities to live in, Helsinki was ranked eighth "most livable city."



The Washington Post

AMERICAN-US AIRWAYS MERGER IS 'A NEW WAY OF DOING BUSINESS'
3.4.13

THE WALL STREET JOURNAL.

US AIRWAYS FLIGHT ATTENDANTS APPROVE NEW CONTRACT
2.28.13

FORTUNE

INSIDE THE WORLD'S BIGGEST AIRLINE MERGER
2.28.13

USA TODAY

AA UNVEILS NEW CROSS-COUNTRY ROUTE, MEXICO DESTINATIONS
2.28.13

Send your questions to corporate.communications@usairways.com 3

Hub love: CLT To help our employees learn more about our operations as a merged carrier, each issue of Arrivals will spotlight one of the combined company’s hubs. Check out this weekly feature for fun facts and information about the new American’s nine biggest operational centers. Charlotte (CLT) Charlotte Douglas International Airport has been a key hub for US Airways since the 1980s, when the merger with Piedmont Airlines gave us a significant presence in CLT and opened up new avenues for travel in the region. In 2010, CLT received the prestigious Eagle Award from the International Air Transport Association (IATA) for “Best Airport.” US Airways heritage carrier Piedmont Airlines first began serving the city in 1948. US Airways flights account for approx. 90 percent of current traffic to and from the airport. There are four runways and 95 gates. CLT passenger traffic reached a record high in 2012, with 41.23 million travelers visiting the airport last year. CLT is the second-busiest airport on the East Coast and the sixth-busiest airport in the world in terms of operations. Above, the Charlotte skyline. Photo courtesy of PatrickSchneiderPhoto.com. Below, Charlotte Douglas Airport. Did You Know? Charlotte Fun Facts Charlotte is strategically located in the U.S. and is only a two-hour plane ride from 60 percent of the U.S. population Hosted the 2012 Democratic National Convention Home to 264 Fortune 500 companies with seven of them headquartered in CLT The city was named after Queen Charlotte, consort of King George III of Britain, which is why the city is frequently referred to as “The Queen City” and street signs and other city markers sport a stylized crown symbol. While Charlotte remains the second largest banking center in the U.S., its economy is also highly diversified with a strong presence of businesses in the energy sector, manufacturing and the growing field of IT/big data. There are more than 900 foreign firms that represent more than 45 different countries who now do business in Charlotte Learn more about CLT at charlottechamber.com How will the merger benefit CLT? The merger of US Airways and American Airlines will: Increase CLT’s connectivity and importance as a hub on the East Coast and beyond – together the two airlines offer 653 flights out of CLT every day Provide CLT with access to a larger international network, including many routes to Latin America Support jobs and communities in the region – together the two companies employ 9,800 people and serve nine locations throughout the state “All indications are this merger will be good for Charlotte. Charlotte’s going to be just fine.” – Anthony Foxx, Mayor, City of Charlotte (Feb. 15, 2013) “[The combined company’s] broad network will significantly expand Charlotte’s connection to the rest of the world. This will be good for our businesses and economy.” – Bob Morgan, CEO, Charlotte Chamber (Feb. 15, 2013) “Overnight, US Airways would have the opportunity here to add international service.” – Jerry Orr, Aviation Director, Charlotte Douglas International Airport (Feb. 14, 2013) communications@usairways.com Send your questions to corporate.communications@usairways.com 4

Lovely Legal Language

Following is legal language, which we're required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines that features relevant employee info and will be regularly updated
- **Follow us** on Twitter at @USAirways and @USemployees, and on Facebook at US Airways
- **Questions**: corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals March 6, 2013 ISSUE 3

Editor: Liz Landau, liz.landau@usairways.com

PAST ISSUES AVAILABLE ON WINGS

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